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Att ** 12/10/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
DEC 2 2002
826

ANNUAL AUDITED REPORT
FORM X-17A
PART III

SEC FILE NUMBER
8- 53706

02053789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gordian Knot, inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 PARK Avenue suite 740
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juliette Saisselin (212) 897-4454
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Juliette Sausser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordian Knot, inc, as of November 26th, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

Karen Wilson
Notary Public

KAREN A. WILSON
Notary Public, State of New York
No. 31494[illegible]714
Qualified in New York County
Commission Expires 2/6/2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEC 2 2002
1086

Gordian Knot Inc.

Statement of Financial Condition
September 30, 2002

This report is available for public inspection in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Shareholder of
Gordian Knot Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Gordian Knot Inc. at September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 26, 2002

Gordian Knot Inc.
Statement of Financial Condition
As of September 30, 2002

Assets	
Cash	$ 145,856
Due from Parent	101,671
Prepaid expenses	
Fixed assets, at cost, less accumulated depreciation of $66,265	96,374
Leasehold deposit	504,390
Deferred tax asset	29,346
Other assets	7,559
Total assets	$ 885,196
Liabilities and Shareholder's Equity	
Accounts payable and accrued expenses	$ 38,280
Deferred rent	40,540
Income taxes payable	13,497
	92,317
Common stock, $.01 par value, 10,000 shares authorized, issued and outstanding	100
Additional paid in capital	744,032
Retained earnings	48,747
	792,879
Total liabilities and shareholder's equity	$ 885,196

The accompanying notes are an integral part of this statement of financial condition.

1. **Organization and Summary of Significant Accounting Policies**

Description of business
Gordian Knot Inc. ("Gordian" or the "Company") is a registered broker and dealer and a member of the National Association of Securities Dealers (NASD), and was incorporated in the State of New York in December 1998. The Company had limited operating activities until its fiscal 2001 year, when it commenced its application for a license as a securities broker dealer in the United States. The Company was granted such license on June 27, 2002. The Company is a wholly owned subsidiary of Gordian Knot, Ltd. (the "Parent"), a private limited company incorporated under the laws of England and Wales. The Company was established to engage in brokerage activity in connection with the sale of securities to customers for which the Parent provides investment management services.

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and the disclosure of contingent assets and liabilities at the date of in the financial statement. Actual results could differ from the estimates included in the financial statement.

Fixed assets
Fixed assets include furniture, office equipment and leasehold improvements. Depreciation of furniture is provided on a straight-line basis over their estimated useful lives, generally five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying leases. Office equipment includes computer hardware and software which is depreciated on a straight-line basis over a three-year period.

Income taxes
The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities. The Company has not established a valuation allowance for deferred tax assets as it has a history of profitable operations and management believes that the tax asset will be fully realized through future operating profits.

2. **Related Party Transactions**

Under a servicing agreement, the Parent pays a fee to the Company for its investor relations services to certain customers of the Parent equal to 105% of the expenses attributable to such activities, excluding income taxes. Due from Parent on the Statement of Financial Condition includes amounts due to the Company, not yet paid by the Parent under such agreement.

In addition, the Parent pays fees, mutually determined on a transaction-by-transaction basis, to the Company for the broker-dealer services the Company provides to certain customers of the Parent. No such fees were earned during the year ended September 30, 2002.

On May 31, 2002, the Parent contributed the Company's due to parent to capital of $640,032 and forgave and cancelled the Company's due to Parent balance at such date.

3. Fixed Assets

Fixed assets at September 30, 2002 consisted of the following:

Furniture and fixtures	$ 86,308
Office equipment	65,506
Leasehold improvements	10,825
Less: Accumulated depreciation and amortization	(66,265)
Fixed assets, net	$ 96,374

4. Leasehold Deposit

The Company entered into a property rental lease on January 29, 2001("rental commencement date") for a term of eighty-six months which ends March 31, 2008. In connection with the Company's lease, the Company placed cash on deposit with the lessor in the amount of $504,390 which is to be held in an interest bearing account. The lessor is entitled to an administration fee of 1% for the management of such interest bearing account. Provided the Company is not in default under the lease agreement, the deposit will be reduced by $126,098 effective on the fourth anniversary of the rental commencement date. The deposit will further be reduced by $126,098 on the fifth anniversary date of the rental commencement date.

5. Commitments

Facilities are leased under noncancelable lease agreements which require minimum annual rentals as follows:

Year ending September 30,	
2003	$ 252,192
2004	256,644
2005	261,096
2006	261,096
2007	261,096
Thereafter (through March 2008)	130,548
	$ 1,422,672

The lease also contains provisions for escalation based on certain increases in costs incurred by the lessor.

The Company received a two-month rent abatement at the rental commencement date. Such abatement has been reflected as a liability in the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

6. Defined Contribution Plan

Pursuant to an informal agreement with its employees, the Company intends to create a defined contribution plan ("the Plan"). In accordance with the Plan, the Company will contribute nine percent of eligible gross annual wages. Employee contributions are not anticipated to be required by the Plan.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain net capital in accordance with the greater of $5,000 or 12 1/2% of aggregate indebtedness, as defined. At September 30, 2002, the Company had net capital of $53,539 which was $41,999 in excess of its required capital of $11,540.

The Company is exempt from Rule 15c3-3 under the provisions of Section (k)(2)(i).